Item 77E

	On September 10, 2004, two trusts (Trusts) operating under common control began a tender offer to acquire 40% of the Fund?s outstanding common stock. Together with the shares the Trusts already owned, the tender offer was intended to give the Trusts just over 50% of the outstanding common stock. The
Trusts announced that, if they were to acquire control of the Fund, they currently intended to replace the Board with persons whom they know and trust, name certain Trust affiliates as investment advisers and administrator, increase the advisory fees to an unspecified extent, and change the investment program.

	The Board appointed a special committee of independent directors of the Fund (Special Committee) to consider the tender offer and the Funds response. The Special Committee determined that the offer was coercive and, if successful, would be harmful to shareholders. Accordingly, the Special Committee recommended, and the Board approved, the following defensive measures: (1) a tender offer by the Fund for up to 20% of the Fund?s outstanding common stock; (2) adoption of a rights agreement; (3) to help finance the self-tender, issuance of approximately $3 million of common stock to Neuberger Berman, LLC at a price equal to net asset value; (4) opting into the Maryland Control Share Acquisition Act (MCSAA) and the
Maryland Business Combination Act; and (5) commencement of a lawsuit in federal district court in Maryland against the Trusts and others, alleging that their tender offer materials were false and misleading.

	On October 6, 2004, the Trusts filed counterclaims against the Fund alleging that certain of its defensive measures violated provisions of the Investment Company Act of 1940 (1940 Act), the Securities Exchange Act of 1934 and rules promulgated thereunder and the Fund?s charter. The Trusts also claimed they were entitled to a statutory exemption from the strictures of the MCSAA. The Trusts are seeking to enjoin the operation of the various defenses and are asking for unspecified damages for what they describe as tortious interference with their prospective business as well as attorneys fees and costs for prosecuting the counterclaims. On October 22, the court ruled that the rights agreement did not violate the 1940 Act. The Trusts are seeking to appeal that decision to the U.S. Court of Appeals for the Fourth Circuit. Litigation continues on other aspects of the case.

	On October 20, 2004, Full Value Partners, L.P. filed a lawsuit in federal district court in Maryland against the Fund and its directors that, among other things, repeated certain allegations made by the Trusts regarding the purported violation of the 1940
Act by the adoption of the rights agreement and the election to opt into the MCSAA, and also alleged that (a) certain of the defensive actions violated the Board?s fiduciary duties and (b) the Board?s failure to take other defensive actions also violated fiduciary duties. This action, which was filed as a case related to the Fund?s litigation against the Trusts, does not seek a monetary award other than attorneys? fees and other costs of prosecuting the action. The plaintiff has asked for class action status on behalf of all shareholders except the Trusts, Neuberger Berman, and their affiliates.
	The Fund and the Board believe that the defensive actions were lawful and proper, and they are defending both cases vigorously.
DC-680191 v3